Exhibit 99.2
FORM OF INSTRUCTIONS AS TO USE OF
DRYSHIPS INC.
RIGHTS CERTIFICATES
PLEASE CONSULT THE INFORMATION AGENT OR YOUR BANK OR BROKER
 AS TO ANY QUESTIONS
The following instructions relate to a rights offering (the "Rights Offering") by DryShips Inc., a Marshall Islands corporation (the "Company"), to the holders of record of shares of its common stock, par value $0.01 per share ("Common Stock"), as described in the Company's prospectus supplement dated August 31, 2017 (the "Prospectus Supplement"). Holders of record of shares of Common Stock as of 5:00 p.m., New York City time, on August 31, 2017 (the "Record Date") are receiving, at no charge, non-transferable subscription rights (the "Rights") to subscribe for and purchase up to 36,363,636 shares of the Company's Common Stock at a subscription price of $2.75 per share (the "Subscription Price"). American Stock Transfer and Trust Co., LLC is acting as subscription agent for the Rights Offering (the "Subscription Agent") and Advantage Proxy Inc. is acting as information agent (the "Information Agent").
Each holder will receive one Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on October 2, 2017 (the "Expiration Date"), unless the Company extends such Expiration Date. Each Right entitles the holder thereof, at the election of such holder, to subscribe for 1.1526 shares of Common Stock at the Subscription Price (the "Basic Subscription Right"). If a holder exercises its Basic Subscription Rights in full, subject to the allocation described below, the holder will be entitled to an oversubscription privilege to purchase at the Subscription Price additional shares of Common Stock that have not been purchased by other holders pursuant to their Basic Subscription Rights (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all oversubscription requests, then the Company will allocate the available shares among the holders exercising the Oversubscription Privilege first, pro rata according to each holder's percentage ownership of Common Stock prior to the Rights Offering and second, pro rata according to the number of shares of Common Stock subscribed for by each holder pursuant to the Oversubscription Privilege.
The Company will not issue fractional shares in the Rights Offering. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.
The Rights will be evidenced by non-transferable Rights certificates ("Rights Certificates"). The number of Rights to which you are entitled is printed on the face of your Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate section on the back of your Rights Certificate and returning the Rights Certificate with your payment to the Subscription Agent in the envelope provided, or, if you are a beneficial owner of Common Stock, by instructing your broker, dealer, custodian bank or other nominee to do so on your behalf. See "Method of Subscription – Exercise of Rights."
YOUR RIGHTS CERTIFICATE MUST BE RECEIVED BY THE SUBSCRIPTION AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. PAYMENT OF THE SUBSCRIPTION PRICE OF ALL RIGHTS EXERCISED, INCLUDING FINAL CLEARANCE OF ANY CHECKS, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. RIGHTS NOT VALIDLY EXERCISED, OR WHICH ARE EXERCISED AND REVOKED, PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL EXPIRE. IN CASE YOU HOLD RIGHTS THROUGH A BROKER OR OTHER NOMINEE, YOU SHOULD VERIFY WITH YOUR BROKER OR NOMINEE BY WHEN YOU MUST DELIVER YOUR INSTRUCTION.

1.	Method of Subscription — Exercise of Rights
Your Rights are evidenced by a non-transferable Rights Certificate, which will either be a physical certificate or electronic certificate issued through the facilities of the Subscription Agent. The Rights Certificates will be delivered to record holders or, if a shareholder's Common Stock is registered in the name of a broker, dealer, custodian bank or other nominee, on his, her or its behalf, to such broker, dealer, custodian bank or other nominee.

The Rights may be exercised by registered holders of Common Stock by completing and signing the Rights Certificate and delivering the completed and duly executed Rights Certificate, together with the full subscription payment, to the Subscription Agent at the address set forth below. Completed Rights Certificates and related payments must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

If you are a beneficial owner of shares of Common Stock that are registered in the name of a broker, dealer, custodian bank or other nominee and you wish to exercise your Rights, you should instruct your broker, dealer, custodian bank or other nominee to exercise your Rights on your behalf by delivering all documents and payment on your behalf prior to 5:00 p.m., New York City time, on the Expiration Date. This means that you should give such instructions to your broker, dealer, custodian bank or other nominee no later than the business day before the Expiration Date. The Company will ask your record holder to notify you of the Rights Offering. You should complete and return to your record holder the appropriate subscription documentation you receive from your record holder. Your Rights will not be considered exercised unless the Subscription Agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on the Expiration Date. Brokers, dealers, custodian banks or other nominee holders of Rights will be required to certify to the Subscription Agent, before any Basic Subscription Right or Oversubscription Privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of shares of Common Stock subscribed for pursuant to the Basic Subscription Right and Oversubscription Privilege by such beneficial owner.

Nominees, such as brokers, dealers, custodian banks or other nominees, who hold shares of Common Stock for the account of others, should notify the respective beneficial owners as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should exercise the Rights on behalf of the beneficial owner and deliver all documents and payment prior to 5:00 p.m., New York City time, on the Expiration Date. Whether you are a record holder or hold through a broker, dealer, custodian bank or other nominee, the Company will not be obligated to honor your exercise of Rights if the Subscription Agent receives the documents relating to your exercise from you or from your nominee, as applicable, after the expiration of the Rights Offering, regardless of when you transmitted the documents.

The Company and the Subscription Agent will accept only properly completed and duly executed Rights Certificates actually received at the applicable address listed below, prior to 5:00 p.m., New York City time, on the Expiration Date.

The Rights Certificate and payment of the Subscription Price must be delivered to the Subscription Agent by one of the following methods:
If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center 6201 15th Avenue Brooklyn, New York 11219

DELIVERY TO AN ADDRESS OTHER THAN THAT PROVIDED ABOVE DOES NOT CONSTITUTE VALID DELIVERY AND, ACCORDINGLY, MAY BE REJECTED BY THE COMPANY. PLEASE DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO THE COMPANY.

If you do not indicate the number of Rights being exercised, or do not forward full payment of the Subscription Price, then you will be deemed to have exercised your Rights with respect to the maximum number of whole Rights that may be exercised with the aggregate Subscription Price you delivered to the Subscription Agent. If more shares of Common Stock are subscribed for pursuant to the Oversubscription Privilege than are available for sale, additional shares of Common Stock will be allocated pro rata among holders, as described in the Prospectus Supplement. If we do not apply your full Subscription Price payment to your purchase of shares of Common Stock, the excess subscription payment received by the Subscription Agent will be returned to you, without interest, as soon as practicable.
2.	Payment Method
Your payment of the Subscription Price must be made in U.S. dollars for the full number of shares of Common Stock you wish to acquire under the Basic Subscription Right and Oversubscription Privilege by one of the following methods:
•	Check or bank draft drawn on a U.S. bank payable to "American Stock Transfer & Trust Company, LLC as Subscription Agent" ; or
•
Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent. If you desire to make payment by wire transfer, please see the wire instructions on the reverse side of the Rights Certificate.

All payments will be deemed to have been received by the Subscription Agent immediately upon receipt. Payment received after the expiration of the Rights Offering will not be honored, and the Subscription Agent will return your payment to you, without interest or deduction, as soon as practicable.  Personal checks will not be accepted.
3.	Issuance of Common Stock
If you purchase shares of Common Stock through the Rights Offering, we will issue those shares to you in book-entry, or uncertificated, form as soon as practicable after the completion of the Rights Offering. If you are a registered holder of Common Stock, we will mail to you a direct registration account statement detailing the number of shares of Common Stock that you have purchased in the Rights Offering. If you are a beneficial owner of shares that are registered in the name of a broker or other nominee, you should receive from your broker or other nominee confirmation of your purchase of shares of Common Stock in the Rights Offering. Stock certificates will not be issued for shares of our Common Stock purchased in the Rights Offering, except, however, if you are a registered holder, you may request a stock certificate once you receive your direct registration account statement.
4.	Excess Payments
As soon as practicable after the Expiration Date and after all pro-rations and adjustments contemplated by the terms of the Rights Offering have been effected (if any), any excess subscription payments received in payment of the Subscription Price to the Subscription Agent will be mailed to each Rights holder, without interest.
5.	Sale or Transfer of Rights
The Rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your Rights to anyone.

6.	Execution
(a)          Execution by Registered Holder. The signature on the Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Rights Certificate without any alteration or change whatsoever. Persons who sign the Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing on behalf of the registered holder and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority to so act.
(b)          Execution by Person Other than Registered Holder. If the Rights Certificate is executed by a person other than the holder named on the face of the Rights Certificate, proper evidence of authority of the person executing the Rights Certificate must accompany the same unless, for good cause, the Subscription Agent dispenses with proof of authority.
(c)          Signature Guarantees. Your signature must be guaranteed by an Eligible Institution if you specify special delivery instructions.
7.	Method of Delivery
The method of delivery of Rights Certificates and payment of all subscription payments to the Subscription Agent will be at the election and risk of the Rights holder. If sent by mail, it is recommended that such certificates and payments be sent by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date. If you are a beneficial owner, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required certificates and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering. The Company is not responsible if your broker, dealer, custodian bank or other nominee fails to ensure that all required certificates and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering.
8.	Revocation
If you exercise any of your Rights, you may revoke such exercise at any time prior to the Expiration Date of the Rights Offering, as may be extended.
To be effective, a written notice of revocation must be received by the Subscription Agent at its address identified in the Prospectus Supplement prior to 5:00 p.m., New York City time, on the Expiration Date of the Rights Offering. Any notice of revocation must specify the name of the person who exercised the Rights for which such exercises are to be revoked and the number of Rights to be revoked.
Any funds received by the Subscription Agent will be promptly returned to such holder following a revocation. Revocations of Rights may not be cancelled; however, you may exercise your Rights again by following the procedures described above.
9.	Special Provisions Relating to the Delivery of Rights through DTC
 In the case of Rights that are held of record through the Depository Trust Company ("DTC"), exercises of Rights may be effected by instructing DTC to transfer Rights from the DTC account of such holder to the DTC account of the Subscription Agent, together with certification as to the aggregate number of Rights subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee is acting, and payment of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege.

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